Riley Investment Management LLC

11100 Santa Monica Boulevard, Suite 810      Los Angeles, CA 90025

Phone (310) 966-1445 Fax (310) 966-1096

December 4, 2007

Board of Directors

NetManage Corporation

20883 Stevens Creek Boulevard

Cupertino, California 95014

Gentleman:

Riley Investment Management holds a 7.5 percent stake in NetManage. While this is a significant percentage, we must state at the outset that this investment is in no way a reflection of our confidence in the decision-making abilities of Chairman, President and Chief Executive Officer Zvi Alon or the Board of Directors. In fact, we have serious concerns about Mr. Alon’s and the Board’s motivation and disclosure, each of which will be addressed in detail below. We believe that shareholders will be best served, and value most appropriately realized, through an immediate auction of the company in which we believe NetManage could garner bids of between $5 to $6 per share, or a 25 percent to 60 percent premium to current trading prices.

Under no uncertain terms, your shares are undervalued. The market is currently valuing your business for approximately $10 million dollars or approximately 0.4x maintenance revenue. Our analysis suggests that an acquirer would pay at least 1x-1.5x this recurring revenue stream.  However, we believe the shares currently reflect a “management discount” based on the company’s disappointing history and concern that the current Board and management team does not share the current equity holders sense of urgency and realization that NetManage will continue to struggle under the burden of large operating expenses and narrow product line.

Quite frankly it is fascinating to us the position you have taken with your shareholders. It is our belief that none of your largest holders support your independent strategy. In fact, if it was not for your onerous bylaws, we would immediately call a special meeting for the purpose of removing all of your directors. We have a high degree of confidence that we would win and in fact would appreciate this opportunity if you are inclined to amend your bylaws.

The events surrounding our partial tender offer in December of last year warrant a review and are disconcerting to us. On December 20, 2006, we commenced a partial tender offer for up to 1,296,890 shares of NetManage at $5.25 per share, with a scheduled expiration date of January 22, 2007. This was not only at a 6.5 percent premium to the closing stock price of $4.93 on December 6, 2006 (the last trading day before the announcement of the intention to make the tender offer) but also represents a 38% premium to the closing price on November 27, 2007. On January 17th, THREE business days prior to the expiration of RIM’s tender offer, NetManage indicated that it had received a proposal to acquire the company through a merger transaction at a price per share in cash in excess of RIM’s partial tender price of $5.25. The timing of this disclosure, days before the scheduled expiration of RIM’s tender was fortuitous. Why would anyone tender into a $5.25 bid when there is a possible acquisition coming at a higher price shortly? Unfortunately, three months later, buried in a press release announcing the first quarter earnings release date we found out that discussions had been “suspended”. Shareholders were given no other explanation about who suspended them or for what reason they were suspended.

We would urge Board Members to review the company’s third quarter conference call held on October 12, 2007 for an example of the current frustration of shareholders with the disclosures being provided to the owners of the Company. In response to a question regarding attrition in the sales organization, Mr. Alon was not forthright, and his ambiguous and roundabout way of answering questions on topics as basic as SOX 404 expenses underscores the lack of full disclosure that investors are entitled to.

Equally disconcerting to shareholders is that we believe management is being very well compensated while shareholders have suffered through NetManage’s poor share performance. Not only are shares down by over 25 percent year-to-date, but also they are significantly below trading levels four years ago. Based on information contained in the most recent proxy statement, Zvi Alon earns a salary of $475,000. Given his performance, this can be viewed as a special dividend to only him using shareholder funds. In addition, in the most recent 10Q filed on November 9, 2007, it was disclosed that the company entered into an independent services agreement with Board member Shelly Harrison, whereby Harrison receives $150,000 per year and was granted 100,000 shares of stock. Moreover, according to the same regulatory filing, in October, 2007 the Compensation Committee approved a severance and retention plan for 16 persons, comprised of the CEO, other executives, and other employees, which awarded stock option grants vesting over the next two years and cash bonuses paid out over the next two years. The cash bonus is 25 percent of base salary for the first year and 50 percent of base salary for the second year. The severance and retention plan enriches management with cash compensation while shareholders are diluted by option grants. These levels of compensation may incentivize management and the Board to remain an independent company, despite its small size, high public legal and accounting costs and consolidation within the industry. This enforces our view that an auction process for the company is the sole strategic direction management and the Board should be taking.

RIM implores management and the Board to critically re-evaluate its past, present and future actions, remembering always that their obligation is to the shareholders, to whom they are fully accountable. For our part, we plan to closely monitor your actions and hold you directly accountable for decisions that you make and disclosures that you may or may not provide. Accordingly, we ask you to retain a banker and auction the company as expeditiously as possible. If there are parties who have expressed an interest to you in acquiring all or part of the company, we demand you allow shareholders to decide whether or not any offers are economically viable. Should you have any questions pertaining to our position, please feel free to contact me directly.

Very truly yours,

Bryant Riley

Riley Investment Management LLC